1801 California Street, Suite 5200 Denver, Colorado 80202

June 3, 2019

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)
Form N-14 / File No. 333-230327

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the Registration Statement on Form N-14 (the “Registration Statement”) filed pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), with the Commission on March 15, 2019 (Accession Number: 0001193125-19-076665), relating to the proposed reorganization (the “Reorganization”) of Transamerica Multi-Cap Growth (the “Target Fund”) into Transamerica US Growth (the “Destination Fund”).

The Registrant filed a delaying amendment pursuant to Rule 473 under the 1933 Act with the Commission on March 21, 2019 (Accession Number: 0001193125-19-081727), delaying the effective date of the Registration Statement until such date as the Commission, acting pursuant to Section 8(a) of the 1933 Act, may determine.

Below are the Staff’s comments, which were conveyed to the Registrant in writing on April 1, 2019, and the Registrant’s responses thereto.

General Comments

1.

Comment: Please add a statement in the “Introduction” that the Class B share conversion will occur prior to the date of the Reorganization, and there will be no Class B shareholders at the time of the Reorganization if such conversion is completed as planned.

Response: The Registrant notes that since the initial March filing all Class B shares of the funds have automatically converted to Class A shares effective May 6, 2019 and the Registration Statement has been revised accordingly.

2.	Comment: Please add a reference to the SEC File Numbers in the “Where to Get More Information” section for each fund, as applicable.

Response: The Registrant has made changes consistent with the Staff’s comment.

3.	Comment: Please remove the language incorporating the semi-annual report to shareholders as the Staff notes that the annual report dated October 31, 2018 is the most current shareholder report.

Response: The Registrant has made changes consistent with the Staff’s comment.

4.	Comment: Please consider revising the title of the “Summary” section to “Questions and Answers”, as the Staff notes that there is an additional “Summary” section later in the document.

Response: The Registrant has made changes consistent with the Staff’s comment.

5.	Comment: Please consider deleting the phrase “qualified in its entirety” from the “Summary” section, as the Staff notes that a summary cannot be qualified and all material terms must be accurate.

Response: The Registrant has made changes consistent with the Staff’s comment.

6.

Comment: Please disclose the date of the meeting when the Board of Trustees considered and approved the Reorganization, and additionally, please consider adding additional disclosure related to the primary reasons for the Reorganization.

Response: The Registrant has made changes consistent with the Staff’s comment.

7.	Comment: Please disclose additional detail in the “Summary” section as to why no shareholder vote is required.

Response: The Registrant has made changes consistent with the Staff’s comment.

8.

Comment: Please consider providing additional narrative disclosure comparing and contrasting the fees and expenses of the Target Fund and the Destination Fund. Additionally, please specifically note that the fees will increase after the expiration of the expense limitation.

Response: The Registrant has made changes consistent with the Staff’s comment.

9.

Comment: Please consider providing additional narrative disclosure regarding the differences between the strategies and risks of the Target Fund and Destination Fund. Additionally, please provide additional narrative disclosure regarding the similarities of the investment objectives, principal investment strategies and policies of the Target Fund and Destination Fund.

Response: The Registrant has made changes consistent with the Staff’s comment.

10.	Comment: The Staff notes that the risk disclosure should be listed in order of significance.

Response: The Registrant respectfully declines to make the requested change. The risk factors presented in the Registration Statement mirror the presentation of the risk factors in the Target Fund and the Destination Fund’s current prospectuses. The Registrant wishes to maintain a consistent presentation of risk disclosures between the Registration Statement and the Target Fund and the Destination Fund’s current prospectuses. In addition, the Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order.

11.

Comment: In “The Funds’ Past Performance” section, please confirm that performance returns are unadjusted and, if applicable, add the statement that for certain classes with higher expenses, performance would have been lower.

Response: The Registrant confirms that the performance returns are unadjusted. The Registrant has also made changes consistent with the Staff’s comment.

12.	Comment: Please include year-to-date return information for the most recently completed calendar quarter as footnotes to the bar charts for the Target Fund and the Destination Fund.

Response: The Registrant has made changes consistent with the Staff’s comments.

13.

Comment: The Staff notes that in the Target Fund’s Average Annual Total Returns table in “The Funds’ Past Performance” section, the header should be revised to reflect Since Inception if the performance period is less than 10 years.

Response: The Registrant has made changes consistent with the Staff’s comment.

14.	Comment: Please confirm that the Funds’ Fees and Expenses are current fees per Item 3a of Form N-14.

Response: The Registrant confirms that the Funds’ fees and expenses are current as of October 31, 2018.

15.

Comment: In the Funds’ Fees and Expenses – Annual Fund Operating Expenses table, please revise the footnote disclosure from “any other lower limit then in effect” to “the expense cap in place at the time such amounts were waived.”

Response: The Registrant has made changes consistent with the Staff’s comment.

16.	Comment: The Staff notes that the contractual fee waivers and expense reimbursements must be for periods of no less than one year from the effective date of the Registration Statement.

Response: The Registrant has made changes consistent with the Staff’s comment.

17.	Comment: In the narrative to the “Expense Examples,” add the following to the last bullet: “except that fee waivers and/or expense reimbursements are reflected for the period shown in the table”.

Response: The Registrant has made changes consistent with the Staff’s comment.

18.

Comment: The Staff notes that the second 1-, 3-, 5-, and 10-year periods expense examples and related narrative explanation are only necessary if a sales charge (load) or other fee is charged upon redemption.

Response: The Registrant has made changes consistent with the Staff’s comment.

19.	Comment: Please provide estimates of significant brokerage expenses that may be incurred by the shareholders of the combined Destination Fund.

Response: The Registrant has made changes consistent with the Staff’s comment.

20.

Comment: In the “Terms of the Agreement and Plan of Reorganization” section under the heading “Agreement and Plan of Reorganization,” the Staff requests clarification as to the reference to Class B shares.

Response: The Registrant notes that since the initial March filing all Class B shares of the funds have automatically converted to Class A shares effective May 6, 2019 and the Registration Statement has been revised accordingly.

21.

Comment: Please supplementally clarify the circumstances under which the Target Fund and Destination Fund shareholders would recognize a gain or loss from the Reorganization. Additionally, please disclose, if possible, the potential magnitude of gain or loss that may be recognized by shareholders stemming from the Reorganization, in particular, as this relates to Target Fund shareholders and their resulting tax burden.

Response: For U.S. federal income tax purposes, although a reorganization involving the combination of a target fund treated as a regulated investment company (“RIC”) with another RIC generally qualifies for non-recognition treatment under the reorganization rules, there are a number of highly technical statutory and regulatory exceptions that could potentially override such non-recognition treatment. For example, there are limited exceptions to most federal income tax non-recognition rules in the context of the disposition of stock in passive foreign investment companies and in the context of the mark-to-market rules applicable to contracts described in Code Section 1256.

This N-14 repeatedly indicates that the reorganization in question is expected to be a tax-free transaction, and it would be difficult if not impossible to address these potential exceptions to non-recognition treatment, or quantify the potential gain recognition, with more specificity. The various exceptions to non-recognition treatment only apply in limited fact patterns. Whether any particular exception overrides general non-recognition treatment under the reorganization rules is not always clear. Based on the tax profiles of the funds participating in this reorganization, we would not expect a significant amount of gain, if any, to be recognized under these limited exceptions in connection with this reorganization. That said, due to the uncertainty regarding the application of these limited exceptions and due to the fact that it is impossible to predict in advance the market performance of applicable assets from the date on which an N-14 is filed through the date on which a reorganization will close, it is practically impossible to quantify the gain or loss that might be recognized under these limited exceptions. Based on the foregoing, we have not made any changes to the N-14 at this time.

22.	Comment: Please include “Appendix – Waivers and Discounts Available from Intermediaries” in this Information Statement/Prospectus.

Response: The Registrant has made changes consistent with the Staff’s comment.

23.

Comment: Under the “Shareholder Services and Policies” section please delete “explicitly” from the following disclosure under the heading “Additional Information”, as the staff notes that rights conferred by federal or state laws cannot be waived, explicit or not:

“Neither the funds’ prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred ~~explicitly~~ by federal or state securities laws that may not be waived.”

Response: The Registrant has made changes consistent with the Staff’s comment.

24.	Comment: Please supplementally confirm the reason for the signature block included at the end of the document or remove the disclosure.

Response: The Registrant has deleted the relevant signature block.

25.	Comment: In Part C, please provide file numbers for all registration statements where exhibits are incorporated by reference.

Response: The Registrant has made changes consistent with the Staff’s comment.

26.	Comment: In the Part C, please file the actual “Legal Opinion,” and not the “Form of Opinion of counsel”.

Response: The Registrant notes that the final Legal Opinion was included as an exhibit to the Registration Statement filed with the SEC on March 15, 2019. The Registrant notes that the inclusion of “Form of” in Part C to the Registration Statement was an administrative error and has been revised accordingly.

27.

Comment: In Part C, Exhibit 12 as filed with Part C to the Registration Statement on Form N-14 on March 15, 2019 (“Tax Opinion”), states that it is being delivered “solely to you for your use in connection with the Reorganization, and may not be relied upon by any other person or used for any other purpose.” Please remove this statement. [See CF Staff Legal Bulletin No. 19.] Also, please confirm that the final Tax Opinion to be filed upon the closing of the Reorganization will include consent per Rule 436 and Staff Legal Bulletin 19 at IV.

Response: The Registrant has made changes consistent with the Staff’s comments, and so confirms that the final Tax Opinion contains the relevant consents per Rule 436 and Staff Legal Bulletin 19 at IV.

28.	Comment: In Part C, please clarify the following sentence: “All exhibits filed previously are herein incorporated by reference.”

Response: The Registrant has deleted the relevant sentence noted in the Staff’s comment.

29.

Comment: On the signature page, please confirm that the Treasurer and Principal Financial Officer is also the Funds’ Principal Accounting Officer. If so, supplementally confirm and clarify in the signature line.

Response: The Registrant so confirms, and has made changes consistent with the Staff’s comment.

Please direct any comments or questions concerning this filing to the undersigned at 720-493-4249.

Very truly yours,

/s/ Rhonda A. Mills
Rhonda A. Mills
Assistant General Counsel
Transamerica Asset Management, Inc.

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